Filed by Vivo Participações S.A.
This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.
Subject Company: Telemig Celular Participações S.A.
Commission File Number: 001-14483
Subject Company: Telemig Celular S.A.
Commission File Number: 333-09470
Date: July 10, 2009

THE FOLLOWING ARE MATERIALS MADE PUBLIC BY VIVO PARTICIPAÇÕES S.A., TELEMIG CELULAR PARTICIPAÇÕES S.A. OR TELEMIG CELULAR S.A. RELATING TO THE PROPOSED MERGER OF SHARES (INCORPORAÇÃO DE AÇÕES) OF TELEMIG CELULAR S.A. INTO TELEMIG CELULAR PARTICIPAÇÕES S.A. AND TELEMIG PARTICIPAÇÕES S.A. INTO VIVO PARTICIPAÇÕES S.A.

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These materials may contain forward−looking statements within the meaning of the “safe harbor” provisions of the Private Securities. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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EXHIBITS

Exhibit Number	Description

1.	Market Announcement of Vivo Participações dated July 8, 2009
2.	Market Announcement of Telemig Celular Participações S.A. dated July 8, 2009
3.	Market Announcement of Telemig Celular S.A. dated July 8, 2009

Exhibit 1.

VIVO PARTICIPAÇÕES S.A. CNPJ/MF 02.558.074/0001-73 - NIRE 35.3.001.587.9-2 Publicly-held company with authorized capital

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders that the General Shareholders’ Meeting of the Company scheduled for July 14, 2009, at 2:00 PM for the purpose of resolving the terms and conditions of the merger of shares of Telemig Celular Participações S.A. into the Company (“Corporate Restructuring”), as described in the Notices of Material Fact published on March 23, 2009 and on May 29, 2009, has been rescheduled for July 27, 2009, at 2:00 PM, in light of the procedures for the registration of the Corporate Restructuring with the Securities and Exchange Commission – SEC, as set forth by the rules of such North-American commission. These procedures are required because of the negotiation at the New York Stock Exchange of ADRs issued by the Company and by Telemig Celular Participações S.A.

We also announce that the call notice for the above-mentioned shareholders’ meeting was released today with all the specific information regarding its new date and with the same agenda of the call that was previously published.

São Paulo, July 08, 2009.

Ernesto Gardelliano
Investor Relations Officer

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held company with authorized capital

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 2:00 p.m. on July 27, 2009, at the head office of the Company, at Av. Roque Petroni Junior, 1464, auditorium, Morumbi, in the Capital of the State of São Paulo, in order to resolve the issues raised in the Notices of Material Fact that were published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”) according to the following agenda:

(a)           analyze and resolve the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of Telemig Celular Participações S.A. (“TCP”) and of the Company, in connection with the merger of the shares of TCP into the Company for the conversion of TCP into a wholly-owned subsidiary of the Company, as described in the Notices of Material Fact;

(b)           ratify the retention, by the managers of the Company and TCP: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the Company and Vivo Part., based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of TCP and the Company, at market prices; (b) evaluate the shares of TCP for the purpose of setting forth the capital increase of the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of TCP and the Company at their respective book values.

(c)           analyze and resolve the valuation reports mentioned in item (b) above and the consequent capital increase resulting from the merger of shares, in accordance with the Protocol of Merger, with the amendment to article 5 of the By-laws of the Company; and

(d)           determine the exchange ratio of shares of TCP for new shares of the Company to be issued, with the conversion of TCP into a wholly-owned subsidiary of the Company.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Av. Roque Petroni Junior, 1464, 3rd floor, side B, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interest held in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above, and, additionally, may also be viewed at the websites of Investors Relations and BM&FBOVESPA.

Notice pursuant to the rules of the U.S. Securities and Exchange Commission, or SEC: This Call Notice is only information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meeting and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Vivo Participações S.A. informs its investors of American Depositary Shares and to the U.S. holders of common and preferred shares of the Company that it has filed a preliminary registration statement, and will file a final registration statement, with the SEC in connection with the transactions described in the Call Notice. The investors of American Depositary Shares of the Company and U.S. holders of common and preferred shares of the Company are highly encouraged to read the applicable U.S. prospectus/information statement (preliminary already filed and final when available) and the documents incorporated by reference therein, as such documents will contain important information. The U.S. prospectus/information statement addressed to the investors of American Depositary Shares of the Company and to the U.S. holders of common and preferred shares of the Company has been filed in preliminary form and will be filed in final form with the SEC as part of the Registration Statement on Form F-4 of the Company and of Telemig Celular Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (preliminary already filed and final when available) and other documents filed by the Company and by Telemig Celular Participações S.A. with the SEC at the SEC website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (preliminary already filed and final when available) can also be obtained free of charge from the Company.

São Paulo, July 8, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors

Exhibit 2.

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF No. 02.558.118/0001-65 - NIRE 31.300.025.357 Publicly-held company with authorized capital

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders that the General Shareholders’ Meeting of the Company scheduled for July 14, 2009, at 12:00 PM for the purpose of resolving the terms and conditions of the merger of shares of Telemig Celular S.A. into the Company and the subsequent merger of shares of the Company into Vivo Participações S.A. (“Corporate Restructuring”), as described in the Notices of Material Fact published on March 23, 2009 and on May 29, 2009, has been rescheduled for July 27, 2009, at 12:00 PM, in light of the procedures for the registration of the Corporate Restructuring with the Securities and Exchange Commission – SEC, as set forth by the rules of such North-American commission. These procedures are required because of the negotiation at the New York Stock Exchange of ADRs issued by the Vivo Participações S.A. and by the Company.

We also announce that the call notice for the above-mentioned shareholders’ meeting was released today with all the specific information regarding its new date and with the same agenda of the call that was previously published.

Belo Horizonte, July 08, 2009.

Ernesto Gardelliano
Investor Relations Officer

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65- NIRE 31.300.025.357 Companhia aberta de capital autorizado

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 12:00 p.m. on July 27, 2009, at the head office of the Company, in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in order to resolve the issues raised in the Notices of Material Fact that were published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”) according to the following agenda:

(a)           analyze and resolve the terms and conditions of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Telemig Celular S.A. (“TC”), in connection with the merger of shares of TC into the Company for the conversion of TC into a wholly-owned subsidiary of the Company, as described in the Notices of Material Fact;

(b)           analyze and resolve about the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Vivo Participações S.A. (“Vivo Part.”), in connection with the merger of the shares of the Company into Vivo Part. for the conversion the Company into a wholly-owned subsidiary of Vivo Part., as described in the Notices of Material Fact;

(c)           ratify the retention, by the managers of the Company, Vivo Part. and TC: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the Company, TC and Vivo Part., based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of the Company and companies TC and Vivo Part. based on their economic values; and (b) evaluate the shares of the Company and TC for the purpose of setting forth the capital increase of the respective merging companies of the shares of TC and the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of the Company, TC and Vivo Part. based on their respective book values.

(d)           analyze and resolve the valuation reports mentioned in item (c) above and the consequent capital increase resulting from the merger of shares, in accordance with the Protocol of Merger, with the amendment to article 5 of the bylaws of the Company; and

(e)           determine the exchange ratio of shares of TC for new shares to be issued by the Company, with the conversion of TC into a wholly-owned subsidiary of the Company; and the exchange ratio of shares of the Company for new shares to be issued by Vivo Part., with the conversion of the Company into a wholly-owned subsidiary of Vivo Part.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Rua Levindo Lopes, 258, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interest held in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above, and, additionally, may also be viewed at the websites of Investors Relations and BM&FBOVESPA.

Notice pursuant to the rules of the U.S. Securities and Exchange Commission, or SEC: This Call Notice is only information distributed by the Company to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meeting of the Company and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Telemig Celular Participações S.A. informs its investors of American Depositary Shares and to the U.S. holders of common and preferred shares of the Company that it has filed a preliminary registration statement, and will file a final registration statement, with the SEC in connection with the transactions described in the Call Notice. The investors of American Depositary Shares of the Company and the U.S. holders of common and preferred shares of the Company are highly encouraged to read the applicable U.S. prospectus/information statement (preliminary version already filed and final when available) and the documents incorporated by reference therein, as such documents will contain important information. The U.S. prospectus/information statement addressed to the investors of American Depositary Shares of the Company and to the U.S. holders of common and preferred shares of the Company has been filed in preliminary form and will be filed in final form with the SEC as part of the Registration Statement on Form F-4 of the Company and of Vivo Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (preliminary already filed and final when available) and other documents filed by the Company with the SEC at the SEC website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (preliminary already filed and final when available) can also be obtained free of charge from the Company.

Belo Horizonte, July 8, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors

Exhibit 3.

TELEMIG CELULAR S.A. CNPJ/MF nº 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held Company with authorized capital stock

NOTICE TO SHAREHOLDERS

We hereby inform the shareholders that the General Shareholders’ Meeting of the Company scheduled for July 14, 2009, at 10:00 AM for the purpose of resolving the terms and conditions of the merger of shares of the Company into Telemig Celular Participações S.A. (“Corporate Restructuring”), as described in the Notices of Material Fact published on March 23, 2009 and on May 29, 2009, has been rescheduled for July 27, 2009, at 10:00 AM, in light of the procedures for the registration of the Corporate Restructuring with the Securities and Exchange Commission – SEC, as set forth by the rules of such North-American commission. These procedures are required because of the negotiation at the New York Stock Exchange of ADRs issued by Vivo Participações S.A. and by Telemig Celular Participações S.A.

We also announce that the call notice for the above-mentioned shareholders’ meeting was released today with all the specific information regarding its new date and with the same agenda of the call that was previously published.

Belo Horizonte, 08 de julho de 2009.

Ernesto Gardelliano
Investor Relations Officer

TELEMIG CELULAR S.A. CNPJ/MF nº 02.320.739/0001-06 - NIRE 31.300.012.999 Publicly-held Company with authorized capital stock

Extraordinary General Shareholders’ Meeting

Call Notice

The shareholders are hereby summoned to attend to the Extraordinary General Shareholders’ Meeting of the Company to be held at 10:00 a.m. on July 27, 2009, at the head office of the Company, in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in order to resolve the issues raised in the Notices of Material Fact that were published on March 23, 2009 and on May 29, 2009 (“Notices of Material Fact”) according to the following agenda:

(a)           analyze and resolve the terms and conditions of the draft of the Protocol of Merger of Shares and Instrument of Justification executed by the managements of the Company and of Telemig Celular Participações S.A. (“TCP”), in connection with the merger of it shares into TCP for the conversion of the Company into a wholly-owned subsidiary of TCP, as described in the Notices of Material Fact;

(b)           ratify the retention, by the managers of the Company and TCP: (i) of the specialized company Citigroup Global Markets Inc., enrolled with CNPJ/MF under No. 05.986.949/0001-48 (“Citi”), for the valuation of the Company and TCP, based on their respective economic values; (ii) of the specialized company Planconsult Planejamento e Consultoria Ltda., enrolled with CNPJ/MF under No. 51.163.748/0001-23 (“Planconsult”) to (a) evaluate the net worth of the Company and TCP at market prices; and (b) evaluate the shares of the Company and TCP for the purpose of setting forth the capital increase of the respective merging companies of shares of TCP and the Company; and (iii) of the independent specialized company Ernst & Young Auditores Independentes SS. (“Ernst & Young”) to evaluate the net worth of the Company and TC, based on their respective book values;

(c)           analyze and resolve the valuation reports mentioned on item (b) above; and

(e)           determine the exchange ratio of shares of the Company for new shares to be issued by TCP, with the conversion of the Company into a wholly-owned subsidiary of TCP.

GENERAL INSTRUCTIONS:

(a)           The powers of attorney granted by shareholders of the Company, for representation at the meeting, shall be deposited at the head office, at Rua Levindo Lopes, 258, up to 48 hours before the Shareholders’ Meeting is held;

(b)           The shareholders that are part of the Fungible Custody of Registered Shares of the Stock Exchanges and that intend to attend to this meeting shall deliver a statement containing their corresponding equity interests in the Company, dated up to 48 hours before the date of the meeting.

(c)           The documents and proposals related to the agenda of the general meeting called hereby are available to the shareholders at the address mentioned in item (a) above and, additionally, may also be viewed at the websites of Investors Relations and BM&F BOVESPA.

Notice pursuant to the rules of the U.S. Securities and Exchange Commission, or SEC: This Call Notice is only information distributed by Telemig Celular S.A. to its shareholders in connection with actions to be taken by such shareholders at an Extraordinary General Meeting of the Company and it is not an offering document and does not constitute an offer to sell nor a solicitation of an offer to acquire any securities or a solicitation of any vote or approval.

Telemig Celular S.A. informs the U.S. holders of common and preferred shares of the Company that a preliminary registration statement has been filed and that a final registration statement will be filed with the SEC in connection with the transactions described in the Call Notice. The U.S. holders of common and preferred shares of the Company are highly encouraged to read the applicable U.S. prospectus/information statement (preliminary version already filed and final when available) and the documents incorporated by reference therein, as such documents will contain important information. The U.S. prospectus/information statement addressed to the U.S. holders of common and preferred shares of the Company has been filed in preliminary form and will be filed in final form with the SEC as part of the Registration Statement on Form F-4 of Vivo Participações S.A. and of Telemig Celular Participações S.A. Investors and security holders may obtain a free copy of the U.S. prospectus/ information statement applicable (preliminary already filed and final when available) and other documents filed by the Company with the SEC at the SEC website, www.sec.gov. A copy of the applicable U.S. prospectus/information statement (preliminary already available and final when available) can also be obtained free of charge from Vivo Participações S.A. and from Telemig Celular Participações S.A.

Belo Horizonte, July 8, 2009.

__________________________________
Luis Miguel Gilpérez López
President of the Board of Directors